September 13, 2012

VIA EDGAR
Reid Hooper, Attorney-Adviser
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ace Consulting Management, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed May 22, 2012 File No. 333-169424

Dear Mr. Hooper:

We hereby submit the responses of Ace Consulting Management, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 18, 2012, to Alex Jen of the Company in regard to the above-referenced Amendment 5 to Registration Statement on Form S-1 filed on May 22, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 6 to the Form S-1 (“Form S-1 Amendment No. 6”), filed with the Securities and Exchange Commission on September 13, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.            Since you appear to qualify as an “emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose prominently in the Business Section that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

●	Describe how and when a company may lose emerging growth company status;

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	Your election under Section 107(b) of the Act.
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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Response: We have disclosed on outside back cover page that we are an emerging growth company and revised the prospectus on page 2 to describe how and when a company may lose emerging growth company status and provide a brief description of the various exemptions that are available to us. We also revised to state that we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act and we also added risk factors on page 5 explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

2.           We note you disclose that you are registering for resale 3,414,360 common shares for resale by 70 shareholders in this offering. However, your disclosure in the selling shareholder table beginning on page 9 lists more than3,414,360 common shares being offered for resale. Further, we note disclosure in the footnotes to the registration fee table and also on page 9 that 480,000 common shares are being registered for resale. Please revise your disclosure throughout the registration statement to accurately reference all of the common shares you are registering for resale on behalf of the selling shareholders in this offering.

Response: We confirm that we are registering for resale 3,414,360 out of 4,494,360 shares of common stock beneficially owned by the selling security shareholders. We have revised our disclosure throughout the registration statement to accurately reference all of the common shares we are registering for resale on behalf of the selling shareholders in this offering.

3.           Please delete all references in your filing that indicate your common shares will be "listed" on the OTC Bulletin Board, as you intend for a market maker to apply to quote your shares on the OTC Bulletin Board.

Response: We have deleted all references in our filing that indicate that our common shares will be “listed” on the OTC Bulletin Board.

 Prospectus Summary, page 1

4.           We note your disclosure on page 1 that the consulting service agreements with Shanghai Gaogo Design Construction and Beijing Poly Design Co. Ltd. were terminated in the third quarter of 2011. However, we note conflicting disclosure in the Notes to the Financial Statements on pages F-15 and F-29 related to the current operating status of these agreements. Please revise your disclosure throughout your prospectus to discuss the current operating status of all consulting agreements you have entered into.

Response: We have revised our disclosure throughout the prospectus to discuss the current operating status of all consulting agreements you have entered into.

5.           We note your disclosure that you entered into a Business Consultant Agreement with Vivid Spa Corp. in December 2011 and received consulting revenue pursuant to the agreement. Please disclose the amount of revenues you have received to date pursuant to this agreement. Further, revise your MD&A to discuss the consulting agreement with Vivid. Please file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: We have disclosed on page 1 and 18 the amount of revenues you have received to date pursuant to this agreement and revised our MD&A on page 23 to discuss the consulting agreement with Vivid. We have also filed the agreement as Exhibit 10.4 to our registration statement.

The Offering, page 2

6.           Revise to disclose the number of your outstanding shares that are currently held by non-affiliates as compared to the number of common shares being registered for resale pursuant to this registration statement.

Response:  We have revised to disclose on page 2 the number of our outstanding shares that are currently held by non-affiliates as compared to the number of common shares being registered for resale pursuant to this registration statement.

Risk Factors, page 3

7.           Please include risk factor disclosure discussing that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: We have added a risk factor on page 3 discussing our independent auditors doubt as to our ability to continue as a going concern.

 We will derive the majority of our revenues from sales in the PRC…, page 3

8.           Please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

Response: We have revised our disclosures on page 6 and 20 to add discussions of the risks of doing business in China.

The Chinese Government may potentially exert substantial influence…, page 4

9.           Please clarify what cooperation agreements you are referencing in this risk factor. In addition, discuss your current "operating structure" here and in your business section. Specifically discuss why you believe the Chinese government could determine that the agreements that establish your operating structure do not comply with Chinese government restrictions on foreign investment in your industry.

Response: The reference to cooperation agreements and operating structure were included by error. We do not have any cooperation agreements or subsidiary. We have revised the disclosure to accurately reflect the kind and level of risks we bear as resulting of our business connection with China.

Uncertainties with respect to the PRC legal system…, page 5

10.           Please discuss your operating subsidiaries here and in your business section. Please discuss whether you exert control over your operating subsidiaries through direct equity ownership or through contractual arrangements. We may have further comments once we see how your operations are structured.

Response: We have removed any discussion of operating subsidiaries from our registration statement.  We do not have any subsidiary.  As such, we do not exert any control over any operating subsidiary through direct equity ownership or through contractual arrangements.

Selling Security Holders, page 9

11.           We refer to our prior comment 2.  Please revise your disclosure to accurately reference all of the common shares you are registering for resale on behalf of the selling shareholders in this offering.

Response: We have revised our disclosure to accurately reference all of the common shares we are registering for resale on behalf of the selling shareholders in this offering.

12.           Please clarify whether the selling shareholder Chi Ming Chen is the same Chi Ming Chen who is your controlling shareholder as listed in the beneficial ownership table on page 24. If so, provide appropriate disclosure in this section addressing the material relationship Chi Ming Chen has with your company.

Response: The selling shareholder Chi Ming Chen is the same Chi Ming Chen who is our controlling shareholder as listed in the beneficial ownership table. We have revised to provide appropriate disclosure in this section addressing the material relationship Chi Ming Chen has with our company.

13.           Please revise your disclosure in this section to discuss the nature of Grandview's business and the relationship Grandview Consultants, Inc. currently has with your company. We note Grandview Consultants received its shares pursuant to compensation for consulting services in October 201 1. In addition, please revise your disclosure in the prospectus to discuss the consulting engagement agreement you entered into with Grandview Consultants in October 2011. Please discuss whether the agreement has been terminated. We note the term of the agreement was for a period of six months. Please file a copy of the agreement as an exhibit to the registration statement.

Response: On October 21, 2011, the Company entered into an Engagement Agreement with Grandview Consultants, Inc. (“GCI” or the “Financial Consultant”). The agreement calls for the Financial Consultant to assist in the ongoing review and adjustment of the Company’s business and strategic plan for the growth of the Company’s business. The term of the agreement is for a period of six months. The compensation for this agreement shall be paid in a non-refundable monetary fee of $10,000, payable on the date of the executed agreement, and an equity component of 2,934,360 shares of the Company’s common stock issued as compensation.

Although the Agreement with GCI has expired, the Company and GCI have agreed to extend the term of the agreement without any additional compensation and GCI continues to provide business and strategic planning consulting services to the Company at this time.

We have filed a copy of the agreement as Exhibit 10.5 to this registration statement.

Description of Business, page 15

14.           Revise your disclosure to discuss the limited number of clients you currently have. Discuss the nature of the clients and whether you have any written agreements with them.

Response: We have revised our disclosure to accurately discuss the limited number of clients, the nature of the clients and any written agreement with them.

Business Strategy, page 13

15.           Revise your disclosure to discuss the basis for your statement that your business is a “world-class international cross-cultural consulting firm for Chinese-America Businesses."

Response: We have removed the term “world-class” to eliminate any possible misleading information.

Marketing Strategy, page 16

16.           Revise your disclosure to explain how your business development has been limited to referrals to date. Discuss where your referrals originate from.

Response: We have revised our disclosure on page 19 to explain how our business development has been limited to referrals to date and discuss where our referrals originate from.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

17.           Revise the introductory paragraph to this section to remove the reference to this being an "annual report on Form 10-K."

Response: We have removed the reference to this being an “annual report on Form 10-K” and have update it to read “registration statement.”

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Alex Jen
Alex Jen
President and Chief Executive Officer